UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

374 WATER INC.

(Name of Issuer)

POWERVERDE, INC.

(Former Name of Issuer)

Common Stock, .0001 Par Value

(Title of Class of Securities)

73937M106

(CUSIP Number)

Robert B. Macaulay

Carlton Fields, P.A.

700 NW 1st Avenue

Miami, Florida 33136

Phone: (305) 530-0050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 73937M106

1		NAME OF REPORTING PERSON Yaacov Nagar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,700,752
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,700,752
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,700,752
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7(1)
14		TYPE OF REPORTING PERSON IN

(1) The percentage is based on 97,216,246 shares of the Issuer’s common stock outstanding as of April 22, 2021 plus 21,839,107 shares underlying the 436,782 outstanding shares of the Issuer’s Series D Convertible Preferred Stock, which votes as a class with the common stock, as set forth in the Issuer’s Form 8-K filed on that date to report the Merger dated April 16, 2021.

Item 1.    Security and Issuer

This statement relates to shares of common stock, par value $.0001 per share (the “Common Stock”), of 374 Water Inc., a Delaware corporation f/k/a PowerVerde, Inc. (the “Shares”). The Issuer’s name was changed on April 30, 2021. The address of the principal executive office of the Issuer is 9300 S. Dadeland Boulevard, Suite 600, Miami, Florida 33156.

Item 2.    Identity and Background

(a)          This Schedule 13D is being filed by Yaacov Nagar.

(b)         The principal business address of the Reporting Person is 3710 Shannon Road, Suite 51877, Durham, NC 27717.

(c)          The principal occupation of the Reporting Person is as the CEO of the Issuer and its operating subsidiary 374Water Systems Inc. The Reporting Person’s business address is 3710 Shannon Road, Suite 51877, Durham, NC 27717.

(d)         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or other Considerations.

The consideration for the acquisition of the Shares was the conversion of the Reporting Person’s 4880 shares of the common stock of 374Water, Inc., a Delaware corporation (“374Water”) into 37,700,752 Shares of the Issuer pursuant to the merger reflected in the Agreement and Plan of Merger dated as of April 16, 2021, among the Issuer, 374Water and 374Water Acquisition Corp. (the “Merger”).

Item 4.   Purpose of Transaction

The Reporting Person acquired his Shares pursuant to the Merger. The Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person will continue to analyze and evaluate his investment in the Issuer and reserves the right to change his plans and intentions at any time with respect to any of the foregoing.

Item 5.   Interest in Securities of Issuer

(a)          The Reporting Person is the holder of record of 37,700,752 shares of Common Stock, representing approximately 38.8% of the shares of Common Stock and 31.7% of the Issuer’s voting stock (after including the Common Stock underlying the Issuer’s Series D convertible preferred stock) which were outstanding on April 22, 2021 (as represented by the Issuer in its Form 8-K filed on that date in connection with the Merger).

(b)         The Reporting Person has the sole voting and dispositive power over the shares of Common Stock held by him.

(c)         Except as set forth above, there have been no transactions in the Common Stock by the Reporting Person during the past 60 days.

(d)         No other person is known by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)         Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits

None.

[Signature on Next Page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2021

/s/ Yaacov Nagar
Yaacov Nagar